UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F/A
(Amendment No. 1)
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-14264
PFEIFFER VACUUM TECHNOLOGY AG

(Exact name of registrant as specified in its charter)
BERLINER STRASSE 43
D-35614 ASSLAR, GERMANY
+49 6441 802-0

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares each representing one Ordinary Share, Ordinary Shares without nominal value

(Title of each class of securities covered by this Form)
     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)
General
This Form 15F/A replaces in its entirety the Form 15F that was previously filed by Pfeiffer Vacuum Technology AG on October 4, 2007.

     Item 1. Exchange Act Reporting History
     Pfeiffer Vacuum Technology AG (“Pfeiffer Vacuum” or the “Company”) first incurred the duty to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”) in 1996 when its Registration Statement (the “Registration Statement”) on Form F-1 was declared effective by the Commission.
     For the 12 months preceding the filing of this Form, Pfeiffer Vacuum has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules, including its annual report on Form 20-F for the fiscal year ending December 31, 2006.
     Item 2. Recent United States Market Activity
     Pfeiffer Vacuum’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (“Securities Act”) in 1996.
     Item 3. Foreign Listing and Primary Trading Market
     The primary trading market for Pfeiffer Vacuum’s ordinary shares is the Frankfurt Stock Exchange, which is located in Frankfurt am Main, Germany. Pfeiffer Vacuum’s ordinary shares were admitted to the Frankfurt Stock Exchange as of January 1, 2003 (prior to that date, Pfeiffer Vacuum’s ordinary shares had been listed on the Neuer Markt in Frankfurt am Main, Germany, since April 15, 1998). Pfeiffer Vacuum has maintained the listing on the Frankfurt Stock Exchange since January 1, 2003, including at the time of filing this Form 15F/A, and during the preceding 12 months.
     The percentage of trading in Pfeiffer Vacuum’s common shares that occurred on the Frankfurt Stock Exchange as of a recent 12-month period was 96.40%. The first and last day of the recent 12-month period were October 1, 2006 and September 30, 2007, respectively.
     Item 4. Comparative Trading Volume Data
     The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are October 1, 2006 and September 30, 2007, respectively.
     The average daily trading volume (“ADTV”) of the Ordinary Shares, including those represented by ADRs and ADSs, in the United States during a recent 12-month period was 1,100, representing 3.60% of the ADTV on a worldwide basis (30,563) during the same period.
     Pfeiffer Vacuum voluntarily applied for delisting of its ADSs from the NYSE pursuant to Form 25 filed with the SEC on September 24, 2007. The delisting became effective on October 4, 2007. Effective as of October 4, 2007, Pfeiffer Vacuum also terminated its sponsored ADR facility. For the preceding 12-month period from October 1, 2006 through September 30, 2007, the ADTV of the Ordinary Shares, including those represented by ADRs and ADSs, in the United States represented 3.60% of the ADTV on a worldwide basis during the same period.
     The sources of the trading volume information used for determining that Pfeiffer Vacuum meets the requirements of Rule 12h-6 under the Exchange Act were ADR Activity Reports and over-the-counter data provided by Deutsche Bank for trading in the United States and Deutsche Boerse Stock Reports for trading in Germany. The information provided by Deutsche Bank for trading in the United States include data relating to both on-exchange and over-the-counter trading in the United States. The Deutsche Boerse Stock Reports for trading outside of the United States do not include over-the-counter trading. Accordingly, all United States ADTV figures include both on-exchange and over-the-counter trading, while Frankfurt Stock Exchange and worldwide ADTV figures include only on-exchange trading.

     Item 5. Alternative Record Holder Information
     Not applicable.
     Item 6. Debt Securities
     Not applicable.
     Item 7. Notice Requirement
     On August 30, 2007, Pfeiffer Vacuum issued a press release through hugin-online announcing its intent to terminate its reporting obligations under the Exchange Act. This press release was then circulated by all of the major financial news wire services in the United States and submitted to the SEC on Form 6-K on August 30, 2007. Additionally, the notice was published on the website of Pfeiffer Vacuum.
     Item 8. Prior Form 15 Filers
     Not applicable.
PART II
     Item 9. Rule 12g3-2(b) Exemption
     Pfeiffer Vacuum will publish the information required under Rule 12g3-2(b)(1)(iii) on its website at http://www.pfeiffer-vacuum.net.
PART III
     Item 10. Exhibits
     Not applicable.
     Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F/A if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing this Form 15F/A:
     (1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
     (2) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Pfeiffer Vacuum Technology AG has duly authorized the undersigned person to sign on its behalf this certification on Form 15F/A. In so doing, Pfeiffer Vacuum Technology AG certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.
     Date: October 12, 2007
     PFEIFFER VACUUM TECHNOLOGY AG
     By: /s/ Manfred Bender

     Name: Manfred Bender
     Title:    Chief Executive Officer
     By: /s/ Dr. Matthias Wiemer

     Name: Dr. Matthias Wiemer
     Title:    Member of the Management Board

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